Exhibit 100.5

NICE Actimize’s “Autonomous Financial Crime Management”
User Group to Address Paradigm Shift at Financial Institutions
Fueled By Artificial Intelligence

Addressing transformation, the event showcases industry-leading analytics and machine-learning based solutions that work together to more effectively fight financial crime

Hoboken, NJ, May 30, 2017 – As global financial services organizations become more automated, adopt artificial intelligence, address increasing risks of financial crime and achieve regulatory compliance, their data scientists and investigators are connecting more closely with one another to address common challenges. Offering an expert forum to facilitate these discussions, NICE Actimize, a NICE (Nasdaq:NICE) business and industry leader in Autonomous Financial Crime Management, will address this paradigm shift fueled by artificial intelligence and machine learning technologies at its 2018 Financial Crime and Compliance Product User Group to be held on June 5-6 in New York. Focusing on the theme, “Autonomous in Action,” approximately 300 attendees from about 65 financial institutions are expected to join the two-day event.

Demonstrating the impact of Autonomous Financial Crime Management, an approach that injects intelligent analytics and  automation into every step of the financial crime detection and investigations process, the two-day compendium of leadership keynote addresses, workshops and networking opportunities will provide insights and analysis on how global financial services organizations may adopt artificial intelligence and machine-learning based technologies to advance detection of sophisticated financial crimes, address complex regulations, and streamline operations.

Recently, NICE Actimize has introduced “Autonomous in Action” features and functions into the following financial crime solutions areas:

•
In anti-money laundering, NICE Actimize introduced machine learning and intelligent automation to suspicious activity monitoring. Using “augmented intelligence,” NICE Actimize applies a combination of human expert models with machine learning to reduce the noise of false positives optimizing financial crime investigations.

•
In enterprise fraud, NICE Actimize has injected advanced machine learning capabilities into its solutions enabling detection of the once uncatchable attacks. With advanced analytics, NICE Actimize has helped overcome the onslaught of social engineering attacks that have previously cost the market billions of dollars in losses.

•
In trade surveillance, NICE Actimize applies advanced analytics to monitor the entire trade lifecycle with the ability to assess communications and natural language to unearth scams, gain compliance and proactively report problems to regulators.

•
In support of all of these solutions, NICE Actimize’s ActOne, the market’s first AI-enabled financial crime investigations management platform, introduces intelligent automation to take on the manual tasks of evidence-building, reducing the time and cost of compliance operations.

Leading the industry in financial crime and compliance solutions, NICE Actimize is investing heavily in these categories, integrating such innovations as robotic process automation, machine learning, and other advanced analytics into its financial crime and case management solutions to ensure greater efficiency and cost savings for clients.

“The conversation has changed at our financial institution customers and we are there to support this massive transformation with new solutions and services. Our ‘Autonomous in Action’ approach, executed across our full line of financial crime solutions, has seen strong momentum within our customer base. This year’s User Group probes deeply into what this approach is doing to improve operational efficiency and transform risk and compliance functions. By leveraging robotic process automation, behavioral analytics, machine learning, and artificial intelligence, financial services organizations are both streamlining risk and compliance functions and lowering costs. Our User Group fosters discussion and discovery around these advancements as they apply to fighting the bad guys more effectively than ever,” said Joe Friscia, president, NICE Actimize.

An invitation-only gathering of financial crime solutions users from the world’s most prominent financial services organizations, the NICE Actimize Financial Crime User Group fosters idea-sharing and exploration around technologies that are improving anti-money laundering, enterprise fraud, trade surveillance, and case management processes.

Additional NICE Actimize resources:

•	On Twitter — Follow @NICE_Actimize.

•	On Facebook — Like /NICE_Actimize

•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.

•	On our Blog — Look for thought leadership at www.niceactimize.com/blog.

•	For Autonomous Financial Crime Management, click here.

Event participation is limited to NICE Actimize clients and invited guests, and advanced registration is required.

Media may contact cindy.morgan-olson@niceactimize.com for further information regarding executive press interviews or solutions demonstrations at the event or off-site post the event.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.